UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A.,
INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.

Announcement of Expiration of Cash Tender Offer for Any and All of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México’s 5.95% Tier 2 Subordinated Preferred Capital Notes Due 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: September 26, 2018

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THE EXPIRATION OF ITS CASH TENDER OFFER

Mexico City, Mexico on September 26, 2018 – Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) announced today the expiration, as of 5:00 p.m., New York City time, of its previously announced cash tender offer (the “Tender Offer”) for any and all of its outstanding 5.95% Tier 2 subordinated preferred capital notes due 2024 (the “2024 Notes”).

Approximately U.S.$1,221,907,000 in aggregate principal amount of the 2024 Notes subject to the Tender Offer were validly tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on September 26, 2018 (the “Expiration Date”), and an additional U.S.$1,000,000 in aggregate principal amount of the 2024 Notes had been submitted pursuant to Notice of Guaranteed Delivery procedures and remain subject to delivery of the underlying notes, as further described below.

Banco Santander México expects to accept for purchase all of the 2024 Notes validly tendered and not validly withdrawn at or prior to the Expiration Date and expects to make payment for such notes on October 1, 2018 (the “Settlement Date”). Holders of 2024 Notes subject to the Tender Offer who validly tendered and did not validly withdraw their 2024 Notes prior to the Expiration Date will receive the consideration for the 2024 Notes plus accrued and unpaid interest on the principal amount of such 2024 Notes up to, but not including, the Settlement Date.

Payment for the 2024 Notes tendered and accepted for payment pursuant to Notice of Guaranteed Delivery procedures is also expected to occur on the Settlement Date, subject to, and after, receipt by the tender agent of a properly completed and duly executed Letter of Transmittal and all other required documents no later than the close of business on the second business day after the Expiration Date.

The Tender Offer was conducted upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 20, 2018, and the related Letter of Transmittal and Notice of Guaranteed Delivery procedures.

Goldman Sachs & Co. LLC and Santander Investment Securities Inc. are serving as the dealer managers for the Tender Offer, and Global Bondholder Services Corporation is serving as tender agent and information agent for the Tender Offer.

This press release is not a Tender Offer to purchase or a solicitation of acceptance of a Tender Offer, which was made only pursuant to the terms of the Offer to Purchase. In any jurisdiction where the laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer was deemed made on behalf of Banco Santander México by Goldman Sachs & Co. LLC and Santander Investment Securities Inc., or one or more registered brokers or dealers under the laws of such jurisdiction.

***

Forward-Looking Statements

This announcement contains forward-looking statements as to Banco Santander México’s expectations concerning the Tender Offer, but actual results could vary based on conditions in the capital markets and other factors described under “Risk Factors” in Banco Santander México’s Annual Report on Form 20-F for the year ended December 31, 2017. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this announcement because of new information, future events or other factors. The future events and circumstances discussed herein might not occur and are not guarantees of future performance.

About Banco Santander México (NYSE: BSMX BMV: BSMX)

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2018, Banco Santander México had total assets of Ps.1,379 billion under Mexican Banking GAAP and more than 16.0 million customers. Headquartered in Mexico City, the Company operates 1,376 branches and offices nationwide and has a total of 18,268 employees.

Investor Relations Contact

Héctor Chávez López – Managing Director - IRO

+52-55-52691925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact
Banco Santander México